Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 19, 2014

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Garnero Group Acquisition Company
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-196117

Dear Mr. Clampitt:

On behalf of Garnero Group Acquisition Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 17, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jessica Livingston.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

June 19, 2014

Part II.  Exhibits

Exhibit 5.1

1.
Please revise section 2 of Exhibit 5.1 to eliminate reliance on “the completeness and accuracy of the Director’s Certificate” or provide the staff with an explanation as to why counsel believes the assumption, and those contained in the Certificate, are permissible. Please see Staff Legal Bulletin 19 to see the assumptions that are allowed.

Section 2 of Exhibit 5.1 has been revised to clarify that Maples and Calder has relied (without further verification) upon the certifications contained in the Director’s Certificate.  Pursuant to Staff Legal Bulletin 19, the reliance on representations of officers as to the correctness of questions of fact is permissible.  We therefore respectfully believe the legal opinion is now consistent with Staff Legal Bulletin 19 and that this comment is no longer applicable.

2.	Please have counsel delete the qualification referencing the register of members in paragraph 3.2 since the registration statement includes adequate disclosure of its significance on page 78.

Maples and Calder respectfully believes that the qualification referencing the register of members is necessary and should continue to be included as it is a necessary fact for the shares to be validly issued, fully paid and non-assessable.  Furthermore, the legal opinion does not incorporate the contents of the Registration Statement into such opinion and therefore the fact that adequate disclosure of its significance is included in the Registration Statement does not have any bearing on its need to be included in the opinion.  Accordingly, the legal opinion has not been revised in response to this comment.

3.	Please eliminate the limitation on reliance in the penultimate sentence. You may limit reliance to purpose, not to person.

The penultimate sentence has been revised to indicate that the opinion is addressed to the Company and may be relied upon by the Company, its counsel and purchasers of units pursuant to the Registration Statement.  We therefore respectfully believe the legal opinion is now consistent with Staff Legal Bulletin 19 and that this comment is no longer applicable.

*   *   *   *  *

Securities and Exchange Commission

June 19, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant

Jeffrey M. Gallant

Enclosures

cc:     Mr. Mario Garnero